SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 9, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:  Partner Communications Reports 2009 Annual and Q4 Results

PARTNER COMMUNICATIONS REPORTS
2009 ANNUAL AND Q4 RESULTS

 QUARTERLY EBITDA OF NIS 608 MILLION, AN INCREASE OF 9.2%
144,000 NET SUBSCRIBER ADDITIONS IN 2009

Q4 2009 Highlights (compared with Q4 2008)
•	Total Revenues: NIS 1.6 billion (US$ 418 million), an increase of 1.6%
•	Service Revenues: NIS 1.4 billion (US$ 365 million), a decrease of 0.8%
•	Operating Profit: NIS 432 million (US$ 114 million), a decrease of 0.2%
•	Net Income: NIS 294 million (US$ 78 million), an increase of 1.4%
•	EBITDA1: NIS 608 million (US$ 161 million), an increase of 9.2%
•	EBITDA Margin2: 38.5% of total revenues, up from 35.9%
•	Free Cash Flow3: NIS 261 million (US$ 69 million), a decrease of 16.6%
•	Subscriber Base: 34,000 net additions

2009 Annual Highlights (compared with 2008)
•	Total Revenues: NIS 6.1 billion (US$ 1.6 billion), a decrease of 3.5%
•	Service Revenues: NIS 5.4 billion (US$ 1.4 billion), a decrease of 2.2%
•	Operating Profit: NIS 1.7 billion (US$ 451 million), a decrease of 6.8%
•	Net Income: NIS 1.1 billion (US$ 302 million), a decrease of 4.8%
•	EBITDA: NIS 2.3 billion (US$ 610 million), an increase of 0.3%
•	EBITDA Margin4: 37.9% of total revenues, up from 36.5%
• •	Free Cash Flow5 NIS 1.0 billion (US$ 270 million), a decrease of 27.3% Subscriber Base: 144,000 net additions in 2009, subscriber base of 3.0 million, including 1,279,000 3G subscribers

1 See “Use of Non-GAAP Financial Measures” below.
2 Equivalent to 44.2% of service revenues in Q4 2009, compared with 40.1% in Q4 2008.
3 Cash flows generated from operating activities, net of cash flows from investing activities.
4 Equivalent to 42.5% of service revenues in 2009, compared with 41.4% in 2008.
5 Cash flows generated from operating activities, net of cash flows from investing activities.

    Key Financial Results:6
	US GAAP				IFRS
NIS MILLION	2005	2006	2007	2008	2008	2009
Revenues	5,123	5,607	6,114	6,302	6,302	6,079
Cost of revenues	3,766	3,900	4,092	4,052	3,868	3,770
Gross profit	1,357	1,706	2,022	2,250	2,434	2,309
SG&A	454	493	623	645	672	677
Other income	-	-	-	-	64	69
Operating profit	903	1,214	1,399	1,605	1,826	1,701
Financial costs, net	345	162	121	158	184	176
Income tax expenses	203	371	338	396	444	384
Cumulative effect of a change in accounting principles	-	1	-	-	-	-
Profit for the period	355	682	940	1,051	1,198	1,141
Earnings per share (basic, NIS)	2.19	4.44	6.01	6.77	7.71	7.42
Cash flow from operating activities net of investing activities	460	775	916	1,308	1,401	1,021

	IFRS
NIS MILLION	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Revenues	1,553	1,412	1,514	1,575	1,578
Cost of revenues	960	846	924	1,003	997
Gross profit	593	566	590	572	581
SG&A	173	156	171	187	163
Other income	13	24	15	16	14
Operating profit	433	434	434	401	432
Financial costs, net	37	26	48	61	41
Income tax expenses	106	112	98	77	97
Profit for the period	290	296	288	263	294
Earnings per share (basic, NIS)	1.89	1.93	1.87	1.71	1.90
Cash flow from operating activities net of investing activities	313	226	233	301	261

    Key Operating Indicators7:
	US GAAP				IFRS
	2005	2006	2007	2008	2008	2009
EBITDA8 (NIS millions)	1,569	1,846	2,009	2,257	2,298	2,304
EBITDA as a percentage of total revenues	30.6%	32.9%	32.9%	35.7%	36.5%	37.9%
Subscribers (thousands)	2,529	2,668	2,860	2,898	2,898	3,042
Estimated Market Share (%)	32%	32%	32%	32%	32%	32%
Annual Churn Rate (%)	13.6%	15.6%	15.0%	17.8%	17.8%	17.7%
Average Monthly Usage per Subscriber (minutes)	294	311	336	365	365	364
Average Monthly Revenue per Subscriber9 (NIS)	156	158	158	161	161	151

6 On January 1, 2009, the Company adopted the International Financial Reporting Standards ("IFRS"), replacing the previous reporting standard of US GAAP.  Comparative data for 2008 have been restated to retrospectively reflect the application of IFRS as from January 1, 2008.  See further explanations in the Q1 2009 press release of May 21, 2009.  US GAAP data should not be compared with IFRS data.
7 Apart from EBITDA, the key operating indicators relate to the Company's cellular services alone.
8 See “Use of Non-GAAP Financial Measures” below.
9 From 2008 the calculation of ARPU has been modified to include revenues from sales of extended handset warranties, in line with the industry standard. This has had the effect of increasing ARPU for 2008 and 2009 by approximately NIS 2.

Rosh Ha’ayin, Israel, February 09, 2010 – Partner Communications Company Ltd. (“Partner” or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced its results for the year and quarter ended December 31, 2009.

Commenting on the 2009 annual results, Partner’s CEO, Mr. David Avner, said:
"I am satisfied with Partner's financial and operational results for the fourth quarter and year 2009. I am also encouraged by the early signs for improvement in the business environment. Our results demonstrate the ability to simultaneously deliver strong financial results together with investment in our platform for future growth.
"Partner's strategic decision to continue and invest in its customer service and its newly owned distribution channels , despite the demanding regulatory and business environment, was fruitful and was reflected in net adds of 144 thousands new cellular subscribers.
"Once again, this year, orange™ was named by surveys conducted by the major newspapers in Israel, as the leading telecommunications brand in Israel, the mobile operator with the best customer service and the most innovative company in the Israeli telecom market. The trust of our customers and our ability to continue to attract new high quality customers are two of our key assets.
"Our decision to expand our product and service portfolio into the fixed line business is supported by the recent events in the dynamic Israeli telecom market. In 2010, following the execution of our fixed services ramp-up period, we will start implementing the second phase and enlist our existing sales channels to the new fixed services sale efforts. On the product side we intend to enrich our fixed line portfolio and to offer new broad, cost effective products and features which address new marketing segments. Partner is determined to create a new standard in customer services and innovative products, which will further strengthen its position in the communications market. "

Mr. Avner concluded "Partner has always striven to follow the "golden path" of maximizing the interests of our customers, shareholders and employees. Our success in combining the best customer service, a wide variety of products and attractive dividend yield, together with our commitment to employees' welfare, is our major achievement. 2009 was a landmark year for Partner; in this year we established the foundation for our future growth engines, strengthened our retail distribution channels and also supported the successful change in ownership. I am certain that in the coming years we will harvest the fruits of our investment for the benefits of our shareholders, customers and employees."

Segmental Reporting

In accordance with the decision of the Management of the Company, full year financial statements for 2009 are to include a note that presents selected financial data on the basis of two operating segments: the fixed line business and the cellular business. This is expected to facilitate management’s ability to allocate resources and assess the performance of each operating segment separately.

The following review provides a description of the business at the consolidated level.  A section detailing the results of the fixed line business separately is provided below.

Financial Review

Partner achieved total net revenues of NIS 6,079 million (US$ 1,610 million) in 2009, a decrease of 3.5% from NIS 6,302 million in 2008. For Q4 2009 net revenues were NIS 1,578 million (US$ 418 million), an increase of 1.6% from NIS 1,553 million in Q4 2008.

Annual service revenues totaled NIS 5,424 million (US$ 1,437 million) in 2009, decreasing by 2.2% from NIS 5,546 million in 2008. For Q4 2009, service revenues decreased marginally by 0.8% from NIS 1,388 million in Q4 2008 to NIS 1,377 million (US$ 365 million). Both the annual and quarterly decreases were due to lower outgoing voice revenues reflecting both the competitive market conditions and the reduction in the billing interval at the beginning of 2009 as mandated by the Ministry of Communications, as well as the impact of lower roaming activity.

These decreases were partially mitigated by continued increases in fixed line business revenues, cellular content and data revenues and by the annual increase in total network minutes of approximately 3.4%, resulting from the expanding subscriber base, which grew by approximately 3.5% on an average basis in 2009. In the comparison of Q4 2009 with Q4 2008, the decrease in service revenues was partially mitigated by the impact of the shifting of part of the Jewish holiday season from the fourth quarter in 2008 to the third quarter in 2009.

Data and content revenues excluding SMS10 increased by 6.8% in 2009 to NIS 536 million (US$ 142 million), compared with NIS 501 million in 2008. This represents 9.9% of service revenues in 2009 compared with 9.0 % of service revenues in 2008.  For Q4 2009, data and content revenues excluding SMS reached NIS 145 million (US$ 38 million), accounting for 10.5% of service revenues, compared with NIS 142 million or 10.2% of service revenues in Q4 2008.

Revenues from SMS services in 2009 totaled NIS 377 million (US$ 100 million), accounting for 7.0% of service revenues, up by 16.0% from NIS 325 million, or 5.9% of service revenues, in 2008. For Q4 2009, revenues from SMS services were NIS 108 million (US$ 29 million), accounting for 7.8% of service revenues, an increase of 27.1% compared with NIS 85 million or 6.1% of service revenues in Q4 2008.

The annual gross profit from services was NIS 2,218 million (US$ 588 million) in 2009, a decrease of 12.0% from NIS 2,521 million in 2008. The gross profit from service revenues in Q4 2009 was NIS 544 million (US$ 144 million), compared with NIS 608 million in Q4 2008, a 10.5% decrease.  The annual decrease reflected the lower service revenues, as well as an increase of 6.0% in the cost of service revenues from NIS 3,025 million in 2008 to NIS 3,206 million (US$ 849 million) in 2009.  The increase in the cost of service revenues primarily reflected additional expenses associated with the new fixed line services, and additional amortization expenses in an amount of approximately NIS 88 million of the handsets subsidies that were capitalized starting in 2009.  These expenses were partially offset by various cost control activities, lower roaming expenses, the impact of the reduction in the rate of royalty payments and the impact of the reduction in the interconnect tariff billing interval.

Similarly, for Q4 2009, the 6.8% increase in cost of service revenues compared with Q4 2008 is mainly explained by additional expenses associated with the new fixed line services, and additional amortization expenses in an amount of approximately NIS 36 million of the handsets subsidies that were capitalized starting in 2009.

10 Both data and content revenues and SMS message services revenues include revenues allocated from service packages that offer voice, content and SMS services in a bundle for a fixed fee.

Non-capitalized equipment revenues in 2009 were NIS 655 million (US$ 173 million), decreasing by 13.4% from NIS 756 million in 2008.  The decrease in revenues principally reflected the impact of handset capitalization of those sales where the conditions for capitalization under IFRS were met11.  Equipment revenues were approximately NIS 241 million lower due to the capitalization of handsets in 2009, of which approximately NIS 54 million relates to handset sales in Q4 2009.

The gross profit from non-capitalized equipment sales was NIS 91 million (US$ 24 million) in 2009, compared with a gross loss on equipment sales of NIS 87 million in 2008.  This change primarily reflected the net impact of the capitalization of handset subsidies (handset revenues less handset costs) under IFRS in 2009 in an amount of approximately NIS 169 million, in addition to a decrease in the average subsidy per transaction.  For Q4 2009, gross profit from non-capitalized equipment sales was NIS 37 million (US$ 10 million), compared with a gross loss on equipment sales of NIS 15 million in Q4 2008. This also reflects the capitalization of handset subsidies, in the amount of NIS 36 million for the quarter, as well as a reduction in the average subsidy per transaction.

Gross profit overall in 2009 totaled NIS 2,309 million (US$ 612 million), representing a 5.1% decrease from NIS 2,434 million in 2008.  For Q4 2009, gross profit decreased by 2.0% from NIS 593 million in Q4 2008 to NIS 581 million.

Selling, marketing, general and administrative expenses amounted to NIS 677 million (US$ 180 million) in 2009, the equivalent of a slight increase of 0.7% from NIS 672 million in 2008. The increase mainly reflected the additional marketing, selling and administration expenses related to the ISP and fixed telephony initiatives, offset by the net impact of the capitalization of sales costs and commissions under IFRS which reduced expenses by approximately NIS 29 million in 2009, of which NIS 10 million was recorded in Q4 2009.  In addition, the Company undertook a number of cost control measures over the year to reduce sales and marketing expenses. The expense for doubtful accounts from receivables on handset sales and service revenues recorded in the quarter also decreased for the quarter and for the year 2009.

11  Whilst the financial statements have been prepared on the basis of the application of IFRS as from January 1 2008, the capitalization of subscriber acquisition and retention costs (including relevant handset revenues) only began on January 1 2009, the first period in which the conditions for capitalization as described in the relevant accounting policy were fulfilled.

Overall, the Company recorded an operating profit of NIS 1,701 million (US$ 451 million) in 2009, a 6.8% decrease from NIS 1,826 million in 2008. Operating profit in Q4 2009 was NIS 432 million (US$ 114 million), approximately unchanged from NIS 433 million in Q4 2008.

EBITDA for 2009 increased by 0.3%, reaching NIS 2,304 million (US$ 610 million), or 42.5% of service revenues and 37.9% of total revenues, compared with NIS 2,298 million in 2008 (41.4% of service revenues and 36.5% of total revenues). Excluding the impact of capitalization of handset sales in 2009, EBITDA would have been NIS 2,106 million in 2009, a decrease of 8.4% or NIS 192 million compared with 2008. The decrease is mainly attributable to the loss of approximately NIS 119 million in 2009 related to the ISP and fixed telephony initiatives, compared with a loss from ISP and fixed telephony expenses of approximately NIS 26 million in 2008 as well as the impact of the economic downturn.

EBITDA for Q4 2009 increased 9.2% to reach NIS 608 million (US$ 161 million) from NIS 557 million in Q4 2008.  The increase is attributable primarily to the impact of the shifting of the Jewish holiday season from the fourth quarter in 2008 to the third quarter in 2009, the capitalization of handset subsidies and sales commissions in the amount of approximately NIS 46 million, and the decrease in expenses for doubtful accounts from receivables on handset sales and service revenues. The positive effects were partially offset by the ISP and fixed telephony expenses of approximately NIS 31 million in Q4 2009 compared with approximately NIS 16 million in Q4 2008.

In 2009, revenues from the Company's fixed line business segment totaled NIS 115 million (US$ 30 million), representing an increase of 188% from NIS 40 million in 2008.  These revenues included approximately NIS 33 million of inter-segment revenues in 2009, compared with NIS 15 million in 2008.

The gross loss from the fixed line business segment was NIS 57 million (US$ 15 million) in 2009, compared with a gross loss of NIS 19 million in 2008, an increase of 200%.  The increase in the gross loss is attributed to introduction of the ISP and fixed line telephony services in 2009.

The fixed line segment's selling, marketing, general and administrative expenses amounted to approximately NIS 51 million (US$ 14 million) in 2009, an increase of 218% from NIS 16 million in 2008.  Operating loss from the segment's activities totaled NIS 108 million (US$ 29 million) in 2009, compared with a loss of NIS 35 million in 2008, an increase of 208%.

EBITDA for the segment was a loss of NIS 83 million (US$ 22 million) in 2009, representing an increase in loss of 388% from NIS 17 million in 2008.  Within the total, the new ISP and fixed line telephony services contributed a loss of NIS 119 million, compared with a loss of NIS 26 million from these services in 2008.

Finance costs, net on a consolidated basis for 2009 were NIS 176 million (US$ 47 million), representing a decrease of 4.3% from NIS 184 million in 2008.  The annual decrease is primarily attributable to an increase in gains from currency exchange movements.  For Q4 2009, net financial costs increased from NIS 37 million in Q4 2008 to NIS 41 million (US$ 11 million) in Q4 2009.  The quarterly increase reflected primarily the impact of the increase in expenses resulting from the increase in CPI level of 0.2% in Q4 2009 compared with a decrease of 0.4% in the CPI level in Q4 2008.

Net Profit totaled NIS 1,141 million (US$ 302 million) in 2009, a decrease of 4.8% from NIS 1,198 million in 2008.  The decrease primarily reflected the supplementary expenses related to ISP and fixed telephony services and impact of the economic downturn, partially offset by the net impact of handset capitalization under IFRS in 2009.  For Q4 2009, profit increased by 1.4% reaching NIS 294 million (US$ 78 million) from NIS 290 million in Q4 2008. This increase is attributable primarily to the impact of the shifting of part of the Jewish holiday season from the fourth quarter in 2008 to the third quarter in 2009 and the decrease in expenses for doubtful accounts.

Based on the average number of shares outstanding during 2009, basic earnings per share or ADS, was NIS 7.42 (US$ 1.97) in 2009, a decrease of 3.8% from NIS 7.71 in 2008.

The effective tax rate for 2009 was 25.2% compared with 27.0% for 2008.  The decrease mainly reflected the impact of the reduction in Israeli corporate tax rate from 27% in 2008 to 26% in 2009.  The Israeli corporate tax rate has been reduced further to 25% for 2010.

Funding and Investing Review

Free Cash Flow (cash flow generated from operating activities, net of cash flow from investing activities), was NIS 1,021 million (US$ 270 million) in 2009, a decrease of 27.1% from NIS 1,401 million in 2008. The decrease is principally explained by the effects of the introduction of factoring future handset payments in 2008 which provided a one-off boost to operating cash flow of approximately NIS 200 million and also the increase in working capital which reduced cash generated from operations in 2009.

In addition, the cash flow used for investing activities increased by 42.4% from NIS 514 million in 2008 to NIS 732 million (US$ 194 million) in 2009, reflecting the impact of capitalization of subscriber acquisition and retention costs under IFRS on investments in intangible  assets.  Net investment in fixed assets for 2009 was NIS 526 million or 8.7% of total revenues, an increase of 7.8% from NIS 488 million in 2008.

For Q4 2009, free cash flow decreased by 16.6% from NIS 313 million in Q4 2008 to NIS 261 million (US$ 69 million), reflecting both a 4.5% decrease in operating cash flow, due primarily to an increase in working capital, together with the impact of capitalization of subscriber acquisition and retention costs under IFRS on investments in intangible assets.

Dividend

The board of directors will decide on the quarterly dividend distribution following the approval of the audited financial statements for year 2009.

Operational Review

Approximately 144,000 net active cellular subscribers joined the Company in 2009, out of which 34,000 net additions in Q4 2009, compared with approximately 99,000 net additions in 2008. Postpaid cellular subscribers accounted for approximately 54% of annual net new active subscribers.  At the end of December 2009, the Company's active cellular subscriber base was approximately 3,042,000, including approximately 2,231,000 postpaid subscribers or 73.3% of the base (including mobile data subscribers), and approximately 811,000 prepaid subscribers, or 26.7% of the base. The annual churn rate for cellular subscribers in 2009 decreased slightly to 17.7%, from 17.8% in 2008. The 2009 year-end market share is estimated to be unchanged at 32%.

The Company added approximately 328,000 subscribers to its 3G network in 2009, with its 3G subscriber base reaching approximately 1,279,000 by year-end.

The 2009 average monthly usage per subscriber (MOU) for cellular subscribers was 364 minutes, slightly below the MOU of 365 minutes in 2008. The decrease derives among other reasons, from a large number of free minutes that were granted to subscribers as part of special campaigns during 2008. In addition, the continued growth in mobile data subscribers (data modem users) as a proportion of the subscriber base has the effect of reducing MOU since these subscribers do not produce voice minutes.  Excluding these two factors, MOU increased by approximately 2.5% in 2009, mainly influenced by the growth in incoming traffic.
For Q4 2009 alone, MOU was 366 minutes compared with 357 minutes in Q4 2008, mainly reflecting the shifting of part of the Jewish holiday season from the fourth quarter in 2008 to the third quarter in 2009.

 Annual average monthly revenue per cellular subscriber (ARPU) 12 in 2009 was NIS 151 (US$ 40), a decrease of approximately 6.2% from NIS 161 in 2008.  For Q4 2009, ARPU was NIS 149 (US$ 39), a decrease of approximately 6.3% from NIS 159 in Q4 2008.  The decrease reflects the increasingly competitive market conditions and the reduction in the billing interval, as well as lower roaming revenues, offset by the effect of the shifting of the Jewish holiday season from the fourth quarter in 2008 to the third quarter in 2009.

Approximately 63,000 fixed line telephony and ISP subscribers joined the company during the ramp up period in 2009. Early indications show that the Company's fixed line telephony and ISP subscribers are characterized by relatively high ARPU levels when compared with the industry average.

12  The calculation of ARPU has been modified to include revenues from sales of extended handset warranties, in line with the industry standard. This has had the effect of increasing ARPU for 2008 and 2009 by approximately NIS 2.

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Emanuel Avner, Partner's Chief Financial Officer said: "In recent months, the Company has undertaken a wide-ranging efficiency and cost review, with the help of external consultants, with the aim of reducing operating costs. We are also beginning to see some early signs of an economic recovery. These two factors are mainly the basis for our expectation that profitability will be higher in 2010 than in 2009, providing that the regulatory and competitive environment evolve as currently anticipated."

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s 2009 full-year and fourth-quarter results on Tuesday, February 09, 2010, at 17:00 Israel local time (10AM EST).
Please dial:
Toll free number (US): +1.888.668.9141
Local (Israel): +972.3.918.0609 (03.918.0609)
This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.
To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of February 16, 2010.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.
The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.
The financial information is presented in NIS millions and the figures presented are rounded accordingly.
The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2009: US $1.00 equals NIS 3.775. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

Earnings before financial interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.
Reconciliation between our net cash flow from operating activities and EBITDA is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd.  ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers' mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths ("Dynamic"), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010 and on Jan 17, 2010 Scailex announced the sale of Dymanic’s activity to Cellcom); (3) management of its financial assets.
For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Strategy and IR Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	December 31,
	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	184	329	87
Trade receivables	1,103	1,275	338
Other receivables	33	31	8
Inventories	125	158	42
Derivative financial instruments	27	14	4
	1,472	1,807	479

NON CURRENT ASSETS
Trade Receivables	417	474	126
Property and equipment	1,935	2,064	546
Licenses and other intangible assets	1,260	1,260	334
Deferred income taxes	81	14	4
Derivative financial instruments		4	1
	3,693	3,816	1,011

TOTAL ASSETS	5,165	5,623	1,490

	New Israeli shekels		Convenience translation into U.S. dollars
	December 31,
	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and short term loans	568	752	199
Trade payables	819	777	206
Parent group - trade	4	34	9
Other payables	246	238	63
Deferred revenue	48	56	15
Provisions		34	9
Derivative financial instruments	7	4	1
Current income tax liability	42	20	5
	1,734	1,915	507

NON CURRENT LIABILITIES
Notes payable	1,613	1,379	365
Long term bank loans	-	300	80
Liability for employee rights upon retirement, net	53	38	10
Dismantling and restoring sites obligation	23	23	6
Other liabilities	10	6	2
	1,699	1,746	463

TOTAL LIABILITIES	3,433	3,661	970

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2008, and 2009 - 235,000,000 shares; issued and outstanding -
December 31, 2008 – 153,419,394 shares
December 31, 2009 – 154,440,136 shares	2	2	1
Capital surplus	2,446	2,483	658
Accumulated deficit	(365)	(172)	(46)
Treasury shares, at cost – December 31, 2008 and 2009 - 4,467,990 shares	(351)	(351)	(93)
TOTAL EQUITY	1,732	1,962	520

TOTAL LIABILITIES AND EQUITY	5,165	5,623	1,490

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels		Convenience translation Into U.S. Dollars
	Year ended December 31
	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except earnings per share)
Revenues	6,302	6,079	1,610
Cost of revenues	3,868	3,770	998
Gross profit	2,434	2,309	612

Selling and marketing expenses	388	387	103
General and administrative expenses	284	290	77
Other income - net	64	69	19
Operating profit	1,826	1,701	451
Finance income	30	28	7
Finance expenses	214	204	54
Finance costs, net	184	176	47
Profit before income tax	1,642	1,525	404
Income tax expenses	444	384	102
Profit for the year	1,198	1,141	302

Earnings per share

Basic	7.71	7.42	1.96
Diluted	7.65	7.37	1.95

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	Year ended December 31
	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Profit for the year	1,198	1,141	302
Other comprehensive income (losses)
Actuarial gains (losses) on defined benefit plan	(18)	16	4
Income taxes relating to actuarial gains (losses) on defined benefit plan	5	(4)	(1)
Other comprehensive income (losses) for the year, net of income taxes	(13)	12	3

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,185	1,153	305

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	Year ended December 31
	2008	2009	2009
	(Unaudited)
	In millions
Net cash provided by operating activities	1,915	1,753	463

Liability for employee rights upon retirement	(5)	(1)
Accrued interest and exchange and linkage differences on long-term liabilities	(182)	(167)	(44)
Increase (decrease) in accounts receivable: Trade	(47)	229	61
Other, including derivative financial instruments	(4)	16	4
Decrease (increase) in accounts payable and accruals: Trade	(10)	(43)	(11)
Shareholder – current account	(1)	17	5
Other (excluding tax provision)	468	296	78
Increase (decrease) in inventories	(8)	33	9
Decrease (increase) in dismantling and restoring sites obligation	(1)	1
Financial Expenses	173	170	45
EBITDA	2,298	2,304	610

 * The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at December 31, 2009 : US $1.00 equals 3.775 NIS.
** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	Year ended December 31
	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	2,335	2,092	553
Income tax paid	(420)	(339)	(90)
Net cash provided by operating activities	1,915	1,753	463
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(488)	(526)	(139)
Increase in intangible assets	(31)	(231)	(60)
Interest received	4	1
Proceeds from derivative financial instruments, net	1	24	6
Net cash used in investing activities	(514)	(732)	(193)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	17	37	10
Long term bank loans received		300	80
Proceeds from issuance of notes payable, net of issuance costs		446	118
Dividend paid	(930)	(986)	(261)
Repayment of capital lease	(7)	(7)	(2)
Purchase of Company's shares by the Company	(351)
Interest paid	(92)	(89)	(24)
Repayment of short term loans received	20	(20)	(5)
Repayment of long term bank loans	(22)
Repayment of notes payable		(557)	(148)
Net cash used in financing activities	(1,365)	(876)	(232)
INCREASE IN CASH AND CASH EQUIVALENTS	36	145	38

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	148	184	49

CASH AND CASH EQUIVALENTS AT END OF YEAR	184	329	87

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Appendix – Cash generated from operations and supplemental information

	New Israeli shekels		Convenience translation into U.S. dollars
	Year ended December 31,
	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the year	1,198	1,141	302

Adjustments for:
Depreciation and amortization	463	577	154
Employee share based compensation expenses	9	22	6
Liability for employee rights upon retirement, net	5	1
Finance costs, net	101	84	22
Gain from change in fair value of derivative financial instruments	(13)	(18)	(5)
Interest paid	92	89	24
Interest received	(4)	(1)
Deferred income taxes	8	63	17
Income tax paid	420	339	90
Capital loss on sale of property and equipment	1	3
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	47	(229)	(61)
Other	17	2
Increase (decrease) in accounts payable and accruals:
Parent group- trade	1	(17)	(5)
Trade	10	43	11
Other payables	(17)	6	2
Provisions		34	9
Deferred revenue	(5)	8	2
Current income tax liability	(6)	(22)	(6)
Decrease (increase) in inventories	8	(33)	(9)
Cash generated from operations:	2,335	2,092	553

Supplementary information
At December 31, 2008 and 2009, trade payables include NIS 220 million and NIS 179 million, respectively, in respect of acquisition of property and equipment.
At December 31, 2008 and 2009 tax withholding related to dividend of approximately NIS 18 million and NIS 14 million, respectively is outstanding.
During 2008 the Company has undertaken a capital lease with respect to property and equipment in the amount of NIS 7.2 million.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: February 9, 2010